EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for us and our predecessors for each of the periods indicated. All dollar amounts are reported in thousands.

	Successor				Predecessor
	Constellation Energy Partners LLC				Everlast Energy LLC			Torch Energy
	Nine Months Ended September 30,			For the period from February 7, 2005 (inception) to December 31,	For the period from January 1, 2005 (inception) to June 12,
	2007	2006	2006	2005	2005	2004	2003	2002
Net Income (loss)(1)	$11,330	$10,316	$15,989	$11,941	$(10,636)	$2,099	$4,987	$414
Fixed Charges:
Interest and Amortization of Debt Issuance Costs	4,209	2	221	3	2,437	3,028	1,961	—
Total Fixed Charges	4,209	2	221	3	2,437	3,028	1,961	—
Earnings (loss)(2)	$15,539	$10,318	$16,210	$11,944	$(8,199)	$5,127	$6,948	$414
Ratio of earnings (loss) to fixed charges	3.69	5,159.00	73.35	3,981.33	(3.36)	1.69	3.54	—

(1) Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations.

(2) Earnings are deemed to consist of income from continuing operations and fixed charges.